UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

OSISKO GOLD ROYALTIES LTD
(Name of Issuer)

Common Shares
(Title of Class of Securities)

68827L101
(CUSIP Number)

July 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68827L101	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fonds de solidarité des travailleurs du Québec (F.T.Q.) (hereinafter referred to as “Fonds”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Montreal (Quebec) Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,640,488 Common Shares
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 8,640,488 Common Shares
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,640,488 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[1]
12	TYPE OF REPORTING PERSON IV

1 The percentage ownership interest is determined based on 156,964,269 Common Shares outstanding after giving effect to the issuance of (i) 30,906,594 Common Shares pursuant to the Acquisition Agreement, dated as of June 4, 2017, among the Issuer and certain affiliates of Orion Mine Finance Group (the “Acquisition”) and (ii) 19,272,820 Common Shares in a private placement (the “Private Placement”) in connection with the Acquisition.  The amounts reported herein include 3,384,264 Common Shares held by Fonds prior to the Issuer’s Private Placement and 5,256,224 Common Shares purchased by Fonds in the Private Placement. Additional information regarding the foregoing can be found in the Issuer’s Management Information Circular dated June 29, 2017.

CUSIP No. 68827L101	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Osisko Gold Royalties Ltd

	(b)	Address of Issuer’s Principal Executive Offices:

1100 des Canadiens-de-Montréal Avenue, # 300 Montreal (Quebec) CANADA H3B 2S2

Item 2.	(a)	Names of Person Filing:

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

	(b)	Address of Principal Business Office:

545, Cremazie Blvd. East, # 200 Montreal (Quebec) CANADA H2M 2W4

	(c)	Citizenship:

See row 4 of cover page.

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

68827L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount beneficially owned:

See row 9 of cover page.

(b)	Percent of class:

See row 11 of cover page.

CUSIP No. 68827L101	SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

No

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notification of Dissolution of Group:

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 68827L101	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2017

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

By:	/s/ Laurent Themens
Laurent Themens Vice-president – Legal Affairs